EXHIBIT 99.3

TO THE REGISTERED HOLDERS OF
AMERICAN DEPOSITARY RECEIPTS (“ADRs”)
REPRESENTING EQUITY SHARES OF
WIPRO LIMITED

JPMorgan Chase Bank (the “Depositary”) has received advice that the Fifty Eighth Annual General Meeting (the “Meeting”) of Wipro Limited (the “Company”) will be held at the Registered Office of the Company situated at Doddakannelli, Sarjapur Road, Bangalore, on Friday, June 11, 2004, at 4:30 p.m., for the purposes set forth on the reverse of this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Equity Shares represented by your American Depositary Receipt(s) for or against the Resolutions, or any of them, to be proposed at the Meeting, kindly execute and forward to JPMorgan Chase Bank the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote for or against the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., June 4, 2004. Only the registered holders of record at the close of business May 11, 2004, will be entitled to execute the attached Voting Instruction Card.

JPMorgan Chase Bank, Depositary

Dated: May 17, 2004

[WITLD - WIPRO LIMITED] [FILE NAME: WITLD1.ELX] [VERSION - 21)] [04/21/04 (04/16/04)]

DETACH HERE	WITLD1

☒	PLEASE MARK	WITLD
VOTES AS IN
THIS EXAMPLE

WIPRO LIMITED	ANNUAL GENERAL MEETING MEETING
		For	Against		For	Against
PLEASE REFER TO THE REVERSE OF THIS CARD	Resolution 1	☐	☐	Resolution 7	☐	☐
FOR THE RESOLUTIONS TO BE VOTED AT THE MEETING.	Resolution 2	☐	☐	Resolution 8	☐	☐

	Resolution 3	☐	☐	Resolution 9	☐	☐

	Resolution 4	☐	☐	Resolution 10	☐	☐

	Resolution 5	☐	☐	Resolution 11	☐	☐

	Resolution 6	☐	☐	Resolution 12	☐	☐

Mark box at right if an address change has been noted on the reverse of this card.	☐

Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.	☐

Please be sure to sign and date this Voting Instruction Card.	☐

ADR Holder		Co-owner
sign here: ____________	Date: ____________	sign here: ____________	Date: ____________